Exhibit 21.1
ENOVIX CORPORATION
List of Subsidiaries

Subsidiary	Jurisdiction
Enovix Battery (Shenzhen) Co., Ltd.	China
Enovix Operations Inc.	Delaware
Enovix HoldCo Limited	Cayman Islands
Enovix OpCo Limited	Cayman Islands
Enovix India Holdco LLC	Delaware
Enovix Malaysia Private Limited	Malaysia
Enovix International Holdco LLC	Delaware
Enovix Research and Development Services India Private Limited	India
Routejade Inc. (1)	Korea

(1) A majority owned subsidiary.